Exhibit 99.1
Investor Contact:
The Blueshirt Group
Gary Dvorchak, CFA
gary@blueshirtgroup.com
+1 (323) 240-5796

Media Contact:
Anna Porta
Anna.porta@maxeon.com
+39 (345) 770-6205

Maxeon Solar Technologies Announces First Quarter 2021 Financial Results
--Shipments of 379 MW; Revenue $165 million--
--Performance Line U.S. Market Traction: Supply Agreement for ~1 GW to Primergy’s Gemini Project--

Singapore, May 21, 2021 – Maxeon Solar Technologies, Ltd. (NASDAQ:MAXN) (“Maxeon” or “the Company”), a global leader in solar innovation and channels, today announced its financial results for the first quarter ended April 4, 2021.

Commenting on first quarter results, Maxeon’s Chief Executive Officer Jeff Waters noted, “As expected, results for the first quarter of 2021 were in line with our recently offered outlook. Shipment and revenue declines reflected the natural seasonal pattern in our distributed generation business, combined with our ongoing pause in large scale. Gross margins were relatively stable considering the volume decline, with better average selling prices offsetting volume deleveraging. Operating expenses ran higher sequentially, but in line with projections. As we conclude the remaining SunPower separation activities, we expect to bring operating expenses down in the quarters ahead.”

Looking ahead, Waters elaborated, “We are optimistic about our long-term prospects as we continue to make significant progress in key strategic growth areas. Our newly announced initiative to bring Performance line products to North America is progressing rapidly, with an agreement to supply approximately 1 GW for Primergy’s Gemini Project. Our Beyond the Panel strategy is unfolding as planned, with Maxeon AC panels on track to exceed 20% of distributed generation revenues outside the United States as we exit the year. As well, we continue to optimize our manufacturing footprint and support margins as we ramp Maxeon 6 production and phase out our legacy Maxeon 2 line.”

Waters concluded, “Maxeon has a heritage of leading the solar industry through advanced technology development, and as an independent company we are accelerating this effort. Two days ago, we again demonstrated our technical leadership with the introduction of Maxeon Air, a disruptive technology platform that enables the production of frameless, thin, lightweight, and conformable solar panels. The Maxeon Air solar panel can open new market opportunities. Furthermore, research and development on our next-generation Maxeon 7 is hitting its milestones, with visibility for greater than 25% efficiency at launch. We are enthusiastic about our technology roadmap, which we believe will drive robust growth for years to come.”
Selected Q1 Financial Summary

(In thousands, except shipments)	Fiscal Q1 2021	Fiscal Q4 2020	Fiscal Q1 2020
Shipments, in MW	379	655	531
Revenue(1)	$165,417	$245,564	$227,640
Gross profit(1)	1,051	7,313	3,232
Operating expenses(1)	37,207	32,805	32,812
Net (loss) income attributable to stockholders(1)	(38,814)	3,458	(31,749)
Capital investments	10,958	13,301	5,746

	Other Financial Data(1), (2)
(In thousands)	Fiscal Q1 2021	Fiscal Q4 2020	Fiscal Q1 2020
Non-GAAP gross profit	$1,274	$7,657	$3,698
Non-GAAP operating expenses	35,067	31,644	31,389
Adjusted EBITDA	(25,650)	(17,035)	(9,379)
(1)The Company's GAAP and Non-GAAP results were impacted by the effects of certain items. Refer to “Supplementary information affecting GAAP and Non-GAAP results” below.
(2)The Company's use of Non-GAAP financial information, including a reconciliation to U.S. GAAP, is provided under “Use of Non-GAAP Financial Measures” below.
Supplementary information affecting GAAP and Non-GAAP results

		Three Months Ended
(In thousands)	Financial statements item affected	April 4, 2021	January 3, 2021	March 29, 2020
Incremental cost of above market polysilicon(1)	Cost of revenue	$11,618	$18,202	$15,266
Loss on ancillary sales of excess polysilicon(2)	Cost of revenue	1,720	2,544	1,987
(1)Relates to the difference between our contractual cost for the polysilicon under the long-term fixed supply agreements with supplier and the price of polysilicon available in the market as derived from publicly available information at the time, multiplied by the volume of polysilicon we have consumed.
(2)In order to reduce inventory and improve working capital, we have periodically elected to sell polysilicon inventory procured under the long-term fixed supply agreements in the market at prices below our purchase price, thereby incurring a loss.
Second Quarter 2021 Outlook
For the second quarter of 2021, the Company anticipates the following results:

(In millions, except shipments)	Outlook
Shipments, in MW	415 - 475 MW
Revenue	$165 - $185
Gross loss(1)	$5 - $15
Operating expenses	$38 ± $2
Non-GAAP operating expenses(2)	$31 ± $2
Adjusted EBITDA(1), (3)	$(30) - $(40)
Capital investments(4)	$50 - $60
Out-of-market polysilicon cost(1)	$16 - $19
Restructuring charges(2), (5)	$5 - $6
(1)Outlook for Gross loss and Adjusted EBITDA includes out-of-market polysilicon cost.
(2)The Company's Non-GAAP operating expenses are impacted by the effects of adjusting for stock-based compensation expense and restructuring charges.
(3)The Company cannot provide a reconciliation between its Adjusted EBITDA projection and the most directly comparable GAAP measures without unreasonable efforts because it is unable to predict with reasonable certainty the ultimate outcome of the remeasurement gain or loss of prepaid forward.

(4)Capital investments are directed mainly to upgrading production from Maxeon 2 to Maxeon 5 and 6 in our Malaysia factory, and research and development activities related to the new Maxeon 7 technology.
(5)We are in the process of closing our module factory in Toulouse, France resulting in anticipated restructuring charges. The restructuring charges are included in operating expenses.
These anticipated results for the second quarter of 2021 are preliminary, unaudited and represent the most current information available to management. The Company’s business outlook is based on management's current views and estimates with respect to market conditions, production capacity, the uncertainty of the continuing impact of the COVID-19 pandemic, and the global economic environment. Please refer to Forward Looking Statements section below. Management’s views and estimates are subject to change without notice.
For more information
Maxeon’s first quarter 2021 financial results and management commentary can be found on Form 6-K by accessing the Financials & Filings page of the Investor Relations section of Maxeon’s website at: https://www.maxeon.com/investor-relations. The Form 6-K and Company’s other filings are also available online from the Securities and Exchange Commission at www.sec.gov.
Conference Call Details

The Company will hold a conference call on May 20, 2021, at 6:00 PM U.S. ET / May 21, 2021, at 6:00 AM Singapore Time, to discuss results and to provide an update on the business. Conference call details are below.

Dial-in:
North America (toll-free): +1 (833) 301-1154
International: +1 (914) 987-7395
Singapore: +65 3165-4607
Conference ID: 9747889

A simultaneous webcast of the conference call will be available on Maxeon’s website at https://www.maxeon.com/events-and-presentations.

Listeners should dial in or log on 10 minutes in advance. A replay will be available online within 24 hours after the event.

A replay of the conference call may be accessed by phone at the following numbers until May 27, 2021. To access the replay, please reference the following numbers:

North America (toll-free): +1 (855) 859-2056 / +1 (800) 585-8367
International: +1 (404) 537-3406
Conference ID: 9747889

About Maxeon Solar Technologies
Maxeon Solar Technologies Ltd (NASDAQ: MAXN) is Powering Positive ChangeTM. Headquartered in Singapore, Maxeon designs, manufactures and manufactures Maxeon® and SunPower® brand solar panels, and has sales operations in more than 100 countries, operating under the SunPower brand in certain countries outside the United States. The Company is a leader in solar innovation with access to over 1,000 patents and two best-in-class solar panel product lines. With operations in Africa, Asia, Oceania, Europe and Mexico, Maxeon’s products span the global rooftop and solar power plant markets through a network of more than 1,200 trusted partners and distributors. A pioneer in sustainable solar manufacturing, Maxeon leverages a 35-year history in the solar industry and numerous awards for its technology. For more information about how Maxeon is Powering Positive ChangeTM visit us at https://www.maxeon.com/, on LinkedIn and on Twitter.
Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding: (a) our expectations regarding pricing trends, demand and growth projections; (b) potential disruptions to our operations and supply chain that may result from epidemics or natural disasters, including the duration, scope and impact on the demand for our products and the pace of recovery from the COVID-19 pandemic; (c) anticipated product launch timing and our expectations regarding ramp, customer acceptance and demand, upsell and expansion opportunities; (d) our expectations and plans for short- and long-term strategy, including our anticipated areas of focus and investment, market expansion, product and technology focus, and projected growth and profitability; (e) our liquidity, substantial indebtedness, and ability to obtain additional financing or renegotiate our existing financing arrangements; (f) our upstream technology outlook, including anticipated fab utilization and expected ramp and production timelines for the Company’s Maxeon 5 and 6, next-generation Maxeon 7 and Performance line solar panels, expected cost reduction, and future performance; (g) our strategic goals and plans, including partnership discussions with respect to the Company’s next generation technology, and our relationships with existing customers, suppliers and partners, and our ability to achieve and maintain them; (h) expectations regarding our future performance and revenues resulting from contracted orders, bookings, backlog, and pipelines in our sales channels; (i) expected demand recovery and market traction for Maxeon as a result of anticipated product launches; (j) our second quarter fiscal year 2021 guidance, including revenue, gross profit, operating expenses, non-GAAP operating expenses, Adjusted EBITDA, capital investments, restructuring charges, out-of-market polysilicon cost, and related assumptions; (k) our expectations regarding the potential outcome, or financial or other impact on our business, as a result of the Spin-off from SunPower Corporation; and (l) our projected effective tax rate and changes to the valuation allowance related to our deferred tax assets. The forward-looking statements can be also identified by terminology such as “may,” “might,” “could,” “will,” “aims,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and Maxeon’s operations and business outlook contain forward-looking statements.

These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. Factors that could cause or contribute to such differences include, but are not limited to: (1) challenges in executing transactions key to our strategic plans, including regulatory and other challenges that may arise; (2) potential disruptions to our operations and supply chain that may result from damage or destruction of facilities operated by our suppliers, epidemics or natural disasters, including impacts of the COVID-19 pandemic; (3) the success of our ongoing research and development efforts and our ability to commercialize new products and services, including products and services developed through strategic partnerships; (4) competition in the solar and general energy industry and downward pressure on selling prices and wholesale energy pricing; (5) our liquidity, substantial indebtedness, and ability to obtain additional financing for our projects and customers; (6) changes in public policy, including the imposition and applicability of tariffs; (7) regulatory changes and the availability of economic incentives promoting use of solar energy; (8) fluctuations in our operating results; (9) appropriately sizing our manufacturing capacity and containing manufacturing and logistics difficulties that could arise; (10) unanticipated impact to customer demand and sales schedules due, among other factors, to the spread of COVID-19 and other environmental disasters; (11) challenges managing our acquisitions, joint ventures and partnerships, including our ability to successfully manage acquired assets and supplier relationships; and (12) unpredictable outcomes resulting from our litigation activities. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the Securities and Exchange Commission (“SEC”) from time to time, including our most recent report on Form 20-F, particularly under the heading “Risk Factors”. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://www.maxeon.com/investor-relations. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

Use of Non-GAAP Financial Measures
We present certain non-GAAP measures such as non-GAAP gross profit, non-GAAP operating expenses and earnings before interest, taxes, depreciation and amortization (“EBITDA”) adjusted for stock-based compensation, restructuring charges and remeasurement gain on prepaid forward and physical delivery forward (“Adjusted EBITDA”) to supplement our condensed consolidated and combined financial results presented in accordance with GAAP. Non-GAAP gross profit is defined as gross profit excluding stock-based compensation. Non-GAAP operating expenses is defined as operating expenses excluding stock-based compensation and restructuring charges.
We believe that non-GAAP gross profit, non-GAAP operating expenses and Adjusted EBITDA provide greater transparency into management’s view and assessment of the Company’s ongoing operating performance by removing items management believes are not representative of our continuing operations and may distort our longer-term operating trends. We believe these measures are useful to help enhance the comparability of our results of operations across different reporting periods on a consistent basis and with our competitors, distinct from items that are infrequent or not associated with the Company’s core operations as presented above. We also use these non-GAAP measures internally to assess our business, financial performance and current and historical results, as well as for strategic decision-making and forecasting future results. Given our use of non-GAAP measures, we believe that these measures may be important to investors in understanding our operating results as seen through the eyes of management. These non-GAAP measures are neither prepared in accordance with GAAP nor are they intended to be a replacement for GAAP financial data, should be reviewed together with GAAP measures and may be different from non-GAAP measures used by other companies.

As presented in the “Reconciliation of Non-GAAP Financial Measures” section, each of the non-GAAP financial measures excludes one or more of the following items in arriving to the non-GAAP measures:
•Stock-based compensation expense. Stock-based compensation relates primarily to equity incentive awards. Stock-based compensation is a non-cash expense that is dependent on market forces that are difficult to predict and is excluded from non-GAAP gross profit, non-GAAP operating expense and Adjusted EBITDA. Management believes that this adjustment for stock-based compensation expense provides investors with a basis to measure our core performance, including the ability to compare our performance with the performance of other companies, without the period-to-period variability created by stock-based compensation.
•Restructuring charges (benefits). We incur restructuring charges related to reorganization plans aimed towards realigning resources consistent with our global strategy and improving its overall operating efficiency and cost structure. Restructuring charges are excluded from non-GAAP operating expenses and Adjusted EBITDA because they are not considered core operating activities and such costs have historically occurred infrequently. Although we have engaged in restructuring activities in the past, past activities have been discrete events based on unique sets of business objectives. As such, management believes that it is appropriate to exclude restructuring charges from our non-GAAP financial measures as they are not reflective of ongoing operating results nor do these charges contribute to a meaningful evaluation of our past operating performance.
•Remeasurement gain on prepaid forward and physical delivery forward. This relates to the mark-to-market fair value remeasurement of privately negotiated prepaid forward and physical delivery transactions. The transactions were entered into in connection with the issuance on July 17, 2020 of the 6.50% Green Convertible Senior Notes due 2025 for an aggregate principal amount of $200.0 million. The prepaid forward is remeasured to fair value at the end of each reporting period, with changes in fair value booked in earnings. The fair value of the prepaid forward is primarily affected by the Company's share price. The physical delivery forward was remeasured to fair value at the end of the Note Valuation Period on September 29, 2020, and was reclassified to equity after remeasurement, and will not be subsequently remeasured. The fair value of the physical delivery forward was primarily affected by the Company’s share price. The remeasurement gain on prepaid forward and physical delivery forward is excluded from Adjusted EBITDA because it is not considered core operating activities. As such, management believes that it is appropriate to exclude these mark-to-market adjustments from our Adjusted EBITDA as they are not reflective of ongoing operating results nor do these gains contribute to a meaningful evaluation of our past operating performance.

Reconciliation of Non-GAAP Financial Measures

	Three Months Ended
(In thousands)	April 4, 2021	January 3, 2021	March 29, 2020
GAAP gross profit	$1,051	$7,313	$3,232
Stock-based compensation	223	344	466
Non-GAAP gross profit	1,274	7,657	3,698

GAAP operating expenses	37,207	32,805	32,812
Stock-based compensation	(1,281)	(1,170)	(1,423)
Restructuring (charges) benefits	(859)	9	—
Non-GAAP operating expenses	35,067	31,644	31,389

GAAP net (loss) income attributable to stockholders	(38,814)	3,458	(31,749)
Interest expense, net	7,612	8,127	5,905
Provision for income taxes	2,262	4,737	468
Depreciation	9,217	9,068	12,288
Amortization	65	39	1,820
EBITDA	(19,658)	25,429	(11,268)
Stock-based compensation	1,504	1,514	1,889
Restructuring charges (benefits)	859	(9)	—
Remeasurement gain on prepaid forward and physical delivery forward	(8,355)	(43,969)	—
Adjusted EBITDA	(25,650)	(17,035)	(9,379)
Reconciliation of Non-GAAP Outlook

(In millions)	Outlook
Operating expenses	$38 ± $2
Stock-based compensation	$(1.5)
Restructuring charges	$(5.5)
Non-GAAP operating expenses	$31 ± $2

©2021 Maxeon Solar Technologies, Ltd. All rights reserved. MAXEON is a registered trademark of Maxeon Solar Technologies, Ltd. Visit www.maxeon.com/trademarks for more information.

MAXEON SOLAR TECHNOLOGIES, LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited)
(In thousands, except for shares data)

	As of
	April 4, 2021	January 3, 2021
Assets
Current assets
Cash and cash equivalents	$131,417	$206,744
Restricted short-term marketable securities	1,351	1,359
Accounts receivable, net	60,479	76,702
Inventories	199,082	169,240
Advances to suppliers, current portion	47,379	43,680
Prepaid expenses and other current assets	44,605	49,470
Total current assets	$484,313	$547,195
Property, plant and equipment, net	264,262	246,908
Operating lease right-of-use assets	12,884	13,482
Other intangible assets, net	391	456
Advances to suppliers, net of current portion.	36,124	49,228
Other long-term assets	129,696	123,074
Total assets	$927,670	$980,343
Liabilities and Equity
Current liabilities
Accounts payable	$167,320	$159,184
Accrued liabilities	65,926	77,307
Contract liabilities, current portion	29,834	20,756
Short term debt	35,587	48,421
Operating lease liabilities, current portion	2,286	2,464
Total current liabilities	$300,953	$308,132
Long-term debt	752	962
Contract liabilities, net of current portion	4,821	33,075
Operating lease liabilities, net of current portion	11,516	12,064
Convertible debt	137,608	135,071
Other long-term liabilities	72,508	51,752
Total liabilities	$528,158	$541,056
Commitments and contingencies
Equity
Common stock, no par value (34,223,806 and 33,995,116 issued and outstanding as of April 4, 2021 and January 3, 2021, respectively)	$—	$—
Additional paid-in capital	450,494	451,474
Accumulated deficit	(47,255)	(8,441)
Accumulated other comprehensive loss	(10,470)	(10,391)
Equity attributable to the Company	392,769	432,642
Noncontrolling interests	6,743	6,645
Total equity	399,512	439,287
Total liabilities and equity	$927,670	$980,343

MAXEON SOLAR TECHNOLOGIES, LTD.
CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS
(unaudited)
(In thousands, except per share data)

	Three Months Ended
	April 4, 2021	March 29, 2020
Revenue	$165,417	$227,640
Cost of revenue	164,366	224,408
Gross profit	1,051	3,232
Operating expenses
Research and development	13,030	8,570
Sales, general and administrative	23,318	24,242
Restructuring charges	859	—
Total operating expenses	37,207	32,812
Operating loss	(36,156)	(29,580)
Other income (expense), net
Interest expense, net	(7,612)	(5,905)
Other, net	9,444	4,631
Other income (expense), net	1,832	(1,274)
Loss before income taxes and equity in (losses) earnings of unconsolidated investee	(34,324)	(30,854)
Provision for income taxes	(2,262)	(468)
Equity in (losses) earnings of unconsolidated investee	(2,130)	245
Net loss	(38,716)	(31,077)
Net income attributable to noncontrolling interests	(98)	(672)
Net loss attributable to stockholders	$(38,814)	$(31,749)

Net loss per share attributable to stockholders:
Basic	$(1.14)	$(1.49)
Diluted	(1.14)	(1.49)

Weighted average shares used to compute net loss per share:
Basic	34,123	21,265
Diluted	34,123	21,265

MAXEON SOLAR TECHNOLOGIES, LTD.
CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF EQUITY
(unaudited)
(In thousands)

	Shares	Amount	Additional Paid-in Capital	Net Parent Investment	Accumulated Deficit	Accumulated Other Comprehensive Loss	Equity Attributable to the Company	Noncontrolling Interests	Total Equity
Balance at January 3, 2021	33,995	$—	$451,474	$—	$(8,441)	$(10,391)	$432,642	$6,645	$439,287
Net loss	—	—	—	—	(38,814)	—	(38,814)	98	(38,716)
Issuance of common stock for stock-based compensation, net of tax withheld	229	—	(2,550)	—	—	—	(2,550)	—	(2,550)
Recognition of stock-based compensation	—	—	1,570	—	—	—	1,570	—	1,570
Other comprehensive loss	—	—	—		—	(79)	(79)	—	(79)
Balance at April 4, 2021	34,224	$—	$450,494	$—	$(47,255)	$(10,470)	$392,769	$6,743	$399,512

	Shares	Amount	Additional Paid-in Capital	Net Parent Investment	Accumulated Deficit	Accumulated Other Comprehensive Loss	Equity Attributable to the Company	Noncontrolling Interests	Total Equity
Balance at December 29, 2019	—	$—	$—	$369,837	$—	$(7,618)	$362,219	$5,304	$367,523
Net loss	—	—	—	(31,749)	—	—	(31,749)	672	(31,077)
Other comprehensive income	—	—	—	—	—	1,612	1,612	—	1,612
Net Parent contribution	—	—	—	35,958	—	—	35,958	—	35,958
Balance at March 29, 2020	—	$—	$—	$374,046	$—	$(6,006)	$368,040	$5,976	$374,016

MAXEON SOLAR TECHNOLOGIES, LTD.
CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS
(unaudited)
(In thousands)

	Three Months Ended
	April 4, 2021	March 29, 2020
Cash flows from operating activities
Net loss	$(38,716)	$(31,077)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	9,292	14,658
Stock-based compensation	1,504	1,889
Non-cash interest expense	3,494	5,198
Equity in losses (earnings) of unconsolidated investee	2,130	(245)
Deferred income taxes	(919)	808
Gain on equity investments	—	(1,281)
Remeasurement gain on Prepaid Forward	(8,355)	—
Other, net	1,047	1,064
Changes in operating assets and liabilities
Accounts receivable	15,203	21,645
Contract assets	311	(1,204)
Inventories	(29,793)	(13,015)
Prepaid expenses and other assets	(446)	417
Operating lease right-of-use assets	598	—
Advances to suppliers	9,405	8,936
Accounts payable and other accrued liabilities	(17,464)	(65,108)
Contract liabilities	2,612	(36,564)
Operating lease liabilities	(726)	69
Net cash used in operating activities	(50,823)	(93,810)
Cash flows from investing activities
Purchases of property, plant and equipment	(10,958)	(5,746)
Proceeds from dividends and partial return of capital by an unconsolidated investee	—	2,462
Net cash used in investing activities	(10,958)	(3,284)
Cash flows from financing activities
Proceeds from debt	50,083	64,144
Repayment of debt	(62,816)	(60,949)
Repayment of finance lease obligations	(180)	(156)
Payment for tax withholding obligations for issuance of common stock upon vesting of restricted stock units	(2,550)	—
Net Parent contribution	—	29,273
Net cash (used in) provided by financing activities	(15,463)	32,312
Effect of exchange rate changes on cash, cash equivalents and restricted cash	105	(261)
Net decrease in cash, cash equivalents and restricted cash	(77,139)	(65,043)
Cash, cash equivalents and restricted cash, beginning of period	209,572	123,803
Cash, cash equivalents and restricted cash, end of period	$132,433	$58,760

	Three Months Ended
	April 4, 2021	March 29, 2020
Non-cash transactions
Property, plant and equipment purchases funded by liabilities	$23,537	$1,334
Interest expense financed by SunPower	—	4,250
Aged supplier financing balances reclassified from accounts payable to short term debt	—	5,000
The following table reconciles our cash and cash equivalents and restricted cash reported on our Condensed Consolidated Balance Sheets and the cash, cash equivalents and restricted cash reported on our Condensed Consolidated and Combined Statements of Cash Flows as of April 4, 2021 and March 29, 2020:

(In thousands)	April 4, 2021	March 29, 2020
Cash and cash equivalents	$131,417	$55,792
Restricted cash, current portion, included in Prepaid expenses and other current assets	489	2,966
Restricted cash, net of current portion, included in Other long-term assets	527	2
Total cash, cash equivalents and restricted cash shown in Condensed Consolidated and Combined Statements of Cash Flows	$132,433	$58,760